Exhibit 99.1

198633 PRESS RELEASE

SINGAPORE GRANTS AEGON SUBSIDIARY LICENSE TO SELL LIFE INSURANCE

The Hague, January 26, 2005 – AEGON N.V. has announced that Transamerica Occidental Life Insurance Company (Transamerica), a subsidiary of the AEGON Group, received a license from the Monetary Authority of Singapore to operate as a direct life insurer.

Transamerica has established a branch in Singapore, and will be offering universal and term life insurance products to the individual market through Singapore-based financial advisors.

AEGON N.V.
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